SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of September 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

CGG Develops a Centre for Advanced Imaging for PETRONAS Carigali Sdn Bhd

Paris, France – September 3, 2018

CGG and PETRONAS Carigali Sdn Bhd (PETRONAS Carigali), a wholly-owned subsidiary of Petroliam Nasional Berhad (PETRONAS), have agreed on a collaboration to provide access to CGG’s latest technology and expertise in high-end seismic and multi-physics imaging, and reservoir characterization.

CGG received an award of contract from PETRONAS Carigali to develop a Centre for Advanced Imaging (CAI) for five years which will be operated by PETRONAS Carigali at its headquarters located in the landmark PETRONAS Twin Towers in Kuala Lumpur, Malaysia. This collaboration provides a framework for technical development of PETRONAS Carigali staff as well as R&D collaboration, particularly in the area of multi-physics.

CGG and PETRONAS teams at the CAI opening ceremony with Emeliana Rice-Oxley, VP Exploration/Upstream, PETRONAS Carigali Sdn Bhd., (third from left, front row) and Sophie Zurquiyah, CEO, CGG, (third from right, front row) (image courtesy of PETRONAS Carigali Sdn Bhd).

This is the first-ever CAI award from PETRONAS Carigali and it reflects the company’s strategy to partner with external parties to bring in fast-paced, innovative solutions to solve its complex business challenges. The CAI also allows direct and closer interaction with imaging geophysicists to fast-track bespoke processing of seismic and multi-physics data from PETRONAS’ acreage around the world. PETRONAS Carigali will be given access to software suites from CGG Subsurface Imaging, Multi-Physics and GeoSoftware, which will enable PETRONAS Carigali to perform advanced technical analysis at the pace and priority needed by its business.

The CAI facilitates collaborative R&D on the CGG Multi-Physics imaging suite, resulting in mutually-improved products available to both PETRONAS Carigali and CGG. The CAI will also enable PETRONAS Carigali to investigate expansions into multi-disciplinary solutions and explore the potential of cloud computing and machine learning.

Sophie Zurquiyah, CEO, CGG, said: “CGG is well placed to support PETRONAS Carigali in its ambition to take the technological lead in the upstream E&P business and achieve a sustainable energy future. Not only have we worked closely with PETRONAS Carigali since the early 1990s, processing data from all of its blocks over the years, PETRONAS Carigali recognizes our commitment to pursuing technical collaboration and developing customized solutions that leverage our technical edge and global expertise.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

  Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 3rd, 2018	By	/s/ Yves Goulard
Y. GOULARD
Group Treasurer, acting Chief Financial Officer